BRADLEY PHARMACEUTICALS, INC.
            CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of March 31, 2001 and the results of operations and cash flows for the three month periods ended March 31, 2001 and 2000.

The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 2000 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2000.

The results reported for the three month periods ended March 31, 2001 and 2000 are not necessarily indicative of the results of operations, which may be expected for a full year.


NOTE B - Revolving Credit Facility
         -------------------------

     Interest accrued on amounts outstanding under the Loan Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1 1/2% for the revolving credit facility (9 1/2% as of March 31, 2001) and plus 2 1/2% for the amount outstanding for the acquisition note (10 1/2% as of March 31, 2001).

     The Company had $1,281,000 and $847,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at March 31, 2001, respectively, with a remaining availability pursuant to a borrowing base of $2,219,000 from the revolving line of credit and $411,000 from the acquisition note.

NOTE C - Net Income (Loss) Per Common Share
         ----------------------------------

     The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                               Three Months Ended     Three Months Ended
                                 March 31, 2001         March 31, 2000

     Basic Shares                  7,970,000              7,890,000
     Dilution: Stock Options
       and Warrants                  630,000                    -0-
                                   ---------              ---------
     Diluted Shares                8,600,000              7,890,000
                                   =========              =========

     Income (loss) available
       to Common shareholders       $304,615            $(4,679,889)


     Basic earnings (loss)
       per share                       $0.04                 $(0.59)
     Diluted earnings (loss)
       per share                       $0.04                 $(0.59)

     For the three months ended March 31, 2000, 878,000 stock options and warrants were not considered, as they would be antidilutive.

Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the Form 10-KSB for the year ended December 31, 2000 summary of significant accounting policies. The reportable segments are distinct business units with no intersegment sales. The following information about the two segments are for the three months ended March 31, 2001 and 2000.



                                             2001               2000
                                             ----               ----

     Net sales:
     Kenwood Therapeutics                $2,575,184         $1,407,695
     Doak Dermatologics, Inc.             2,707,925          1,389,597
                                          ---------          ---------
                                         $5,283,109         $2,797,292
                                          =========          =========

     Depreciation and
     amortization:
     Kenwood Therapeutics                  $181,759           $182,913
     Doak Dermatologics, Inc.                62,455             61,719
                                             ------             ------
                                           $244,214           $244,632
                                            =======            =======

     Income (loss) before
     income tax (benefit):
     Kenwood Therapeutics                  ($96,567)       ($4,870,771)
     Doak Dermatologics, Inc.               573,182           (309,118)
                                            -------            -------
                                           $476,615        ($5,179,889)
                                            =======          =========

     Income tax expense
     (benefit):
     Kenwood Therapeutics                  ($34,000)         ($380,000)
     Doak Dermatologics, Inc.               206,000           (120,000)
                                            -------            -------
                                           $172,000          ($500,000)
                                            =======            =======

     Net income (loss):
     Kenwood Therapeutics                  ($62,567)       ($4,490,771)
     Doak Dermatologics, Inc.               367,182           (189,118)
                                            -------            -------
                                           $304,615        ($4,679,889)
                                            =======          =========

     Segment assets:
     Kenwood Therapeutics               $15,260,023        $12,790,423
     Doak Dermatologics, Inc.             2,390,605          2,547,291
                                          ---------          ---------
                                        $17,650,628        $15,337,714
                                         ==========         ==========

     Geographic information
     (revenues):
     Kenwood Therapeutics
       United States                     $2,507,794         $1,278,461
       Other countries                       67,390            129,234
                                             ------            -------
                                         $2,575,184         $1,407,695
                                          =========          =========

     Doak Dermatologics, Inc.
       United States                     $2,358,205         $1,064,236
       Other countries                      349,720            325,361
                                            -------            -------
                                         $2,707,925         $1,389,597
                                          =========          =========

     Net sales by category:
       Dermatology                       $2,707,925         $1,389,597
       Respiratory                          842,791            633,778
       Nutritional                        1,111,378            276,697
       Internal Medicine                    569,783            410,523
       Personal Hygiene                      51,232             86,697
                                             ------             ------
                                         $5,283,109         $2,797,292
                                          =========          =========

     The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between reporting periods depending on the segments proportionate net sales over total net sales.


Note E - Long-Term Debt
         --------------

      On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent (9% as of March 31, 2001), to the total then outstanding balance. During the basic term (the period subsequent to the interim period), the Companyis subject to interest in an amount determined by applying the periodic rate (10%) to the total cost. As of March 31, 2001, the Company had $279,000 in borrowings issued under this facility, which is included in long-term debt.

Note F - Co-Promotion Agreement
         ----------------------

     On March 15, 2001, the Company entered into a three year agreement with Adams Laboratories to supplement the Company's promotional efforts for the product ENTSOL(R) Spray. However, if after the conclusion of the first year the annual net sales are less than $1,750,000, the agreement can be terminated. During the term of this agreement, the Company is responsible for a commission equal to fifty percent of the profit from the sale of ENTSOL(R) Spray. In accordance with the agreement, profit is defined as net sales less cost of goods sold less all promotional costs dedicated to ENTSOL(R) Spray incurred by the Company.

Note G - Reserved Shares
         ---------------

     On April 2, 2001, as compensation for prior consulting services, the Company granted to a consultant, warrants to purchase 100,000 shares of common stock at the price of $2.125 per share, which are exercisable immediately, nonforfeitable, and will expire 4 years from its initial exercise date. During the First Quarter 2001, the Company accrued approximately $133,000 for these services, which are reflected in accrued expenses.

Note H - Accounts Receivable
         -------------------

     Supplemental information on the accounts receivable balance at March 31, 2001 is as follows:

          Accounts receivable
            Trade                                      $5,653,410
            Other                                         402,401


          Less allowances:
            Chargebacks and rebates                     2,073,432
            Doubtful accounts                             235,332
                                                        ---------

          Accounts receivable, net of allowances       $3,747,047
                                                        =========

Note I - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at March 31, 2001 is as follows:

          Employee compensation                     $     255,789
          Other                                           882,247
                                                        ---------
          Accrued expenses                          $   1,138,036
                                                        =========

Note J - Short-term Investments
         ----------------------

     Short-term investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year.

     The composition of the Company's short-term investments at March 31, 2001 is as follows:

     Certificate of deposit, 5.85%,
       maturity date August 8, 2001                 $     500,000
     Certificate of deposit, 5.85%,
       maturity date November 27, 2001                    500,000
     Certificate of deposit, 5.64%,
       maturity date March 8, 2002                      1,000,000
                                                        ---------
     Total short-term investments                   $   2,000,000
                                                        =========





                        BRADLEY PHARMACEUTICALS, INC.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                   ------------------------------------

     The following discussions should be read in conjunction with the financial statements and notes thereto included elsewhere this Form 10-QSB and the Form 10-KSB for the year ended December 31, 2000. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.

FORWARD-LOOKING STATEMENTS
--------------------------

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

OVERVIEW
--------

     The Company markets over-the-counter and prescription pharmaceutical and health related products. The Company's product lines currently include dermatological brands (marketed by Company's wholly owned subsidiary, Doak Dermatologics, Inc.) and nutritional, respiratory, and internal medicine brands (marketed by the Company's Kenwood Therapeutics division). All of the Company's product lines are manufactured and supplied by independent contractors who are under the Company's quality control standards and are marketed primarily to wholesalers. The wholesalers, in turn, distribute the products to retail outlets and healthcare institutions throughout the United States. The Company also sells to distributors in selected international markets.

     The Company's growth strategy is to make acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations that the Company believes require intensified marketing and promotional attention. The Company believes that significant growth opportunities exist in this market niche as a result of the divestiture by major pharmaceutical companies of certain established product lines that are less profitable in relation to their other products. As a result, the Company has acquired, and intends to acquire, rights to manufacture and market pharmaceutical and health related products which are effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies.


RESULTS OF OPERATIONS
---------------------

     NET SALES (net of all adjustments to sales) for the three months ended March 31, 2001 was $5,283,000, representing an increase of $2,486,000 as compared to the three months ended March 31, 2000. This increase primarily reflects gains resulting from Kenwood Therapeutics' products of DECONAMINE(R), PAMINE(R), and GLUTOFAC(R) -ZX and Doak Dermatologics' product CARMOL(R) 40, which was partially offset by a decline in Kenwood's BRONTEX(R). The increase in product sales of CARMOL(R) 40, GLUTOFAC(R) -ZX, and PAMINE(R) was primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by the most potentially productive audiences. The increase in DECONAMINE(R) was principally due to the fact that the First Quarter 2000 sales were negatively impacted by higher wholesale customer inventories. The sales decline of BRONTEX(R) was primarily attributable to an increase in therapeutic substitution, formulary restrictions, and the launch of new competitive products.

     Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

     The Company increased the percentage used to adjust gross sales to net sales for the First Quarter 2000, resulting in decreased net sales and profits of $390,000. The increase in the percentage reflected a higher proportion of charges against gross sales. Any future changes of this percentage will reflect continuing analysis. There is no assurance that this will continue.

     COST OF SALES for three months ended March 31, 2001 was $988,000, representing an increase of $110,000 as compared to the three months ended March 31, 2000. The gross profit percentage for the three months ended March 31, 2001 was 81%, as compared to 69% during the three months ended March
31, 2000. The increase in the gross profit percentage reflected a change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represented an increase in prescription products of CARMOL(R) 40, GLUTOFAC(R)-ZX, and PAMINE(R). In addition, the Company benefited from cost savings due to outsourcing to more cost efficient vendors.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three months ended March 31, 2001 was $3,535,000, representing an increase of $635,000 as compared to the three months ended March 31, 2000. The increase in selling, general and administrative expenses reflect increased investment in the Company's sales and marketing areas, with resulting increases in salaries, employee benefits, payroll taxes, promotional and advertising expenses in order to implement the Company's strategy of niche marketing CARMOL(R) 40, GLUTOFAC(R)-ZX and PAMINE(R). In addition, the Company recorded a non-cash equity based compensation charge relating to consulting services of approximately $133,000.

     DEPRECIATION AND AMORTIZATION EXPENSES for the three months ended March 31, 2001 and 2000 were $244,000 and $245,000, respectively.

     INTEREST EXPENSES- NET for the three months ended March 31, 2001 was $40,000, representing a decrease of $17,000 as compared to the three months ended March 31, 2000. The decrease was principally due to a decrease in borrowings from the revolving asset-based credit facility.

     LOSS DUE TO IMPAIRMENT OF ASSET for the three months ended March
31, 2000 was $3,897,000. The Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of the Company's product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed the future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of operations, had no impact on the Company's cash flow. No impairment loss was recorded during the three months ended March 31, 2001.

     INCOME TAX EXPENSE for the three months ended March 31, 2001 was $172,000, in comparison to, an income tax benefit of $500,000 for the three months ended March 31, 2000. The effective tax rate used to calculate the income tax expense for the three months ended March 31, 2001 was approximately 36%, which approximates the federal and state statutory rates. On March 31, 2001, the Company determined a 50% valuation allowance on its deferred tax assets is appropriate, since its projections of future taxable income makes it more likely than not that such deferred assets will be realized. A full valuation allowance had been recorded at March 31, 2000.

     NET INCOME for the three months ended March 31, 2001 was $305,000, as compared to, a net loss of $4,680,000 for the three months ended March 31, 2000. The increase for the three months ended March 31, 2001 was primarily due to an increase in net sales, an increase in gross profit margin, and the recording of a loss due to impairment of asset in the three months ended
March 31, 2000.

     Net loss for Kenwood Therapeutics for the three months ended March 31, 2001 was $62,000, representing a gain of $4,429,000 from the same period in the prior year. The gain was principally due to an increase in net sales, an increase in gross profit margin and the recording of a loss due to the impairment of the DECONAMINE(R) trademark in the three months ended March 31, 2000. The products GLUTOFAC(R)-ZX and PAMINE(R) primarily contributed to the increase in net sales, which was partially offset by a decrease in BRONTEX(R).

     Net income for Doak Dermatologics for the three months ended March 31, 2001 was $367,000, representing an increase of $556,000 from the same period in the prior year. The increase was principally due to an increase in net sales and increase in gross profit margin. The product CARMOL(R) 40 primarily contributed to the increase in net sales and gross profit margin.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company's liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. The Company has historically met these cash requirements through cash from operations, proceeds from the line of credit, borrowings for product acquisitions and the issuance of common stock.

     On March 31, 2001, the Company had working capital of $3,837,000, an increase of $425,000 over the December 31, 2000 working capital of $3,412,000. The increase in our working capital position at March 31, 2001 was primarily due to recording of short-term investments, an increase in prepaid samples and materials, an increase in prepaid expenses and other, a reduction in accounts payable, and a reduction in accrued expenses, which was partially offset due to reductions in cash and cash equivalents, a reduction in accounts receivable, an increase in current maturities of long-term debt, and an increase in the revolving credit line.

     The Company's cash and cash equivalents was $140,000 at March 31, 2001. Cash provided by operating activities for the three months ended March 31, 2001 was $1,069,000. The sources of cash primarily resulted from (i) net income of $305,000 plus non-cash charges for depreciation and amortization of $244,000; deferred income taxes of $26,000, and compensation for consulting services of $133,000; (ii) a decrease in accounts receivable of $1,624,000, primarily due to increased cash collections from higher sales during December 2000, which was prompted by a pre-announced price increase; (iii) an increase in inventory and prepaid samples and materials of $83,000; (iv) an increase in prepaid expenses and other of $72,000, primarily due to prepayment of insurance policies; (v) a decrease in accounts payable of $279,000; (vi) a decrease in accrued expenses of $807,000, primarily due to payment of accrued bonus for the EVA(R) Financial Management System; and (vii) a decrease in income tax payable of $20,000. Cash provided by operating activities for the three months ended March 31, 2000 was $1,117,000. This source of net cash was primarily the result of a decrease in accounts receivable and non-cash charges of a loss due to impairment of asset and depreciation and amortization, partially offset by a net loss, a decrease in accrued expenses, and a decrease in income taxes payable.

     Cash used in investing activities for the three months ended March 31, 2001 and 2000 were $2,103,000 and $8,000, respectively. The investment in three months ended March 31, 2001 was primarily for the purchase of short-term investments of $2,000,000 and purchases of property and equipment of $93,000.

     Cash provided by financing activities for the three months ended March 31, 2001 was $720,000. The financing activities for the three months ended March 31, 2001 consisted primarily of (i) a payment of long-term debt of $77,000;
(ii) net proceeds from the revolving credit line of $703,000; (iii) proceeds from exercise of stock options of $63,000; (iv) purchases of treasury stock of $9,000; and (v) distributions of treasury stock of $40,000 due to funding the 401(k) Plan contributions. Cash used by financing activities for the three months ended March 31, 2000 was $1,380,000. The financing activities for the three months ended March 31, 2000 consisted primarily of (i) a payment of long-term debt of $1,190,000; (ii) net repayments of the revolving credit line of $1,350,000; (iii) proceeds from the acquisition note from LaSalle Business Credit, Inc. of $1,161,000; (iv) purchases of treasury stock of $6,000; and (v) distributions of treasury stock of $5,000 due to funding the 401(k) Plan contributions.

     The Company has a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions. Interest accrued on amounts outstanding under this loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus
1 1/2% for the revolving credit facility (9 1/2% as of March 31, 2001) and plus 2 1/2% for the amount outstanding for the acquisition note (10 1/2% as of March 31, 2001). The Company's obligations under the loan have been collateralized by the Company's grant to LaSalle of a lien upon substantially all of the Company's assets.

     The Company had $1,281,000 and $847,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at March 31, 2001, respectively, with a remaining availability pursuant to a borrowing base of $2,219,000 from the revolving line of credit and $411,000 from the acquisition note.

     On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent (9% as of March 31, 2001), to the total then outstanding balance.
During the basic term (the period subsequent to the interim period), the Company is subject to interest in an amount determined by applying the periodic rate (10%) to the total cost. As of March 31, 2001, the Company had $279,000 in borrowings issued under this facility.

     The Company believes that its cash and cash equivalents and cash generated from operations will be adequate to fund the Company's current working capital requirements for at least the next 12 months. However, in the event that the Company makes significant acquisitions in the future, the Company may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.



Item 1. Legal Proceedings
        -----------------

     The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 5. Other Information
        -----------------

     None


Item 6. Exhibits and Reports on Form 8-K
        --------------------------------

     (a) Exhibits
         None

     (b) Reports on Form 8-K
         None





                               SIGNATURES
                               ----------



In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       BRADLEY PHARMACEUTICALS, INC.
                       -----------------------------
                               (REGISTRANT)




Date: May 10, 2001                    /s/ Daniel Glassman
                                     -------------------
                                     Daniel Glassman
                                     Chairman of the Board, President and
                                     Chief Executive Officer
                                     (Principal Executive Officer)


Date: May 10, 2001                   /s/ R. Brent Lenczycki, CPA
                                     ---------------------------
                                     R. Brent Lenczycki, CPA
                                     Vice President and
                                     Chief Financial Officer
                                     (Principal Financial and
                                     Accounting Officer)